[TIVO LETTERHEAD]

August 2, 2011

VIA EDGAR

Larry Spirgel
U.S. Securities and Exchange Commission
100 F St. N.E.
Mail Stop 3720
Washington, D.C. 20549

RE:	TiVo Inc.
Form 10-K for fiscal year ended January 31, 2011
Filed March 14, 2011

Form 10-Q for fiscal quarter ended April 30, 2011
Filed June 6, 2011
File No. 000-27141

Dear Mr. Spirgel:
The Company is in receipt of the comments received by email on July 22, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). As a follow-up to the Company's discussion with Mr. Rahim Ismail last week, the Company requests an extension until Friday August 12, 2011 to prepare and submit its responses to the Staff's comments.
Please do not hesitate to contact me by telephone at (408) 519-9167 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Anna Brunelle

Anna Brunelle
Vice President, Chief Financial Officer